Report to Shareholders

Quarter Ended September 30, 2026

Recent Highlights

  KSM field and engineering activities support Feasibility Study
  KSM joint venture engagement continues to progress
  KSM Treaty Creek Terminal completed and energized
  Reconsideration of KSM's substantially started designation advancing
  Seabridge to explore Wyoming for gold and critical minerals
  The Gold Market: Changing the Narrative

Successful 2026 KSM Programs Winding Down

KSM 2026 project activities are focused on green power supply, foundational infrastructure, site environmental compliance, and data collection to support a feasibility study. We continue to make progress on a KSM earn-in joint venture with our preferred partner. While we work on the necessary agreements, we are also harmonizing our expectations of the 2027 KSM field program with our preferred partner.

Power

British Columbia Hydro and Power Authority (BC Hydro) completed and energized the Treaty Creek Terminal (TCT) station. This was a multi-year construction effort and represents critically important project infrastructure. This work was the second phase under the Facilities Agreement between Seabridge and BC Hydro for supplying construction power which includes the installation of the TCT facility, regional system upgrades, and the tie into the Northwest Transmission Line. BC Hydro's Indigenous partner for onsite work was the Treaty Creek Limited Partnership (TCLP), the 50/50 venture between the Nisga'a Growth Corporation and the Tahltan Nation Development Corporation fostered by Seabridge and established for the KSM Project. BC Hydro continues to report that construction costs are aligned with previous forecasts. Turnover to BC Hydro's operations team was formalized in Q3 with final project closeout scheduled for Q4 2026.

Treaty Creek Terminal with Northwest Transmission Line in background

106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
(416) 367-9292   www.seabridgegold.com

Feasibility Study Preparation

Q3 2026 saw a continuation of the ramp up in preparations for the KSM Feasibility Study in collaboration with our prospective partner. Field programs to collect geotechnical, metallurgical, geochemical, and environmental data were successfully completed. Preliminary mine planning, process plant layout, and site infrastructure layout planning were advanced. Project execution plan development was launched, and development of a 2027 early contractor engagement plan has been initiated.

Site design and construction

An extensive site investigation program continued throughout the quarter. The program comprises geotechnical, metallurgical, geochemical, and environmental drill holes, as well as test pits throughout the TMF and West Borrow areas. Data collected in 2026 will support Feasibility Study efforts as well as future construction of critical works.

Construction of the 13-km Upper Treaty Creek Access Road (UTCAR), which will provide access to the Saddle Tunnel Portal, neared 100% completion by quarter end. The road is being constructed by the Treaty Creek Limited Joint Venture between Lemare Construction and TCLP.

Five camps supported the 2026 field programs and site personnel peaked at over 350 individuals in August. An expansion to Hodder Camp was completed to support the 2026 drill programs.

Engineering and planning efforts continued for future construction works, including the Coulter Creek Access Road (CCAR) and Mitchell-Treaty Tunnels (MTT) portal area development. KSM continues to formally involve skilled contractors early in the design and planning process, which has proven to reduce costs, improve scheduling and better ensure constructability.

Upper Treaty Creek Access Road looking downstream from Saddle location

Health, Safety and Environment commitment

KSM site personnel continue to demonstrate a high commitment to health and safety and environmental compliance. Year over year, the project continues to achieve consistent and positive outcomes across leading and lagging safety indicators. 2026 continues this trend with the highest annual onsite work hours with zero Lost Time Incidents year to date.

Consultation process for reconsideration of KSM's substantially started designation advanced

The reconsideration of KSM's substantially started designation ("SSD") was advanced by British Columbia's Environmental Assessment Office ("EAO"). KSM received its SSD on July 24, 2024. The SSD was subsequently challenged by the Tsetsaut Skii km Lax Ha ("TSKLH") before the Supreme Court of British Columbia and the Court's ruling on June 8, 2026 required the EAO to undertake further consultation and commence a reconsideration of the SSD following a 90-day period for TSKLH to make written submissions. The 90-day period for TSKLH written submissions concluded on September 28, 2026.

The parties to the legal action applied to the Court to settle its orders on the ruling, including the scope of the consultation required of TSKLH.  A Court hearing took place on October 14, 2026 to resolve the outstanding issues, and the Court's decision confirming its orders (the "Confirming Decision") is yet to be released.

The EAO has also indicated that it will accept submissions from the Company relating to the KSM Project for the period after the original SSD up to July 29, 2026 and will allow other interested parties, including TSKLH, to comment on the new information. The Company has submitted information regarding the additional work completed at the KSM Project after the work considered in the initial SSD to support a stronger reconsidered decision.

The EAO has advised it will provide Seabridge with an opportunity to respond to the TSKLH written submissions. The EAO will then draft a report regarding the substantial start reconsideration in light of the court findings and any relevant new information received. An opportunity to review that draft report will be provided to Seabridge, TSKLH, and other Indigenous Groups. The EAO will then make a recommendation to the decisionmaker, and the decisionmaker will reconsider the substantial start determination.

Seabridge acquires Wyoming project to explore for gold and copper

In October, Seabridge acquired the Sierra Madre Project (previously referred to as the Slaughterhouse Project) in Southern Wyoming from Orogen Royalties Inc. ("Orogen"). The purchase includes 163 US mining claims, geophysical survey results and geological mapping, sampling and prospect evaluation.

Southern Wyoming has been known for over a century as a copper and gold camp, but the historical occurrences have not had the comprehensive work required to explain its mineral deposits. In particular, copper and gold are typically associated with abundant hematite, an unusual feature which is found in a number of higher-grade mines elsewhere. Orogen's effective and persistent effort has built a compelling deposit concept that supports the potential for an undiscovered large and high-grade gold deposit with significant critical metal co-products.

Hematite iron oxide copper-gold (IOCG) deposits - including world-class giants like Olympic Dam and Prominent Hill in South Australia - are highly prized because they can offer superior grades compared to porphyry deposits and include concentrations of critical minerals.

Seabridge's approach to the Sierra Madre Project will employ novel concepts that have never been tested in Wyoming, using contemporary exploration thinking and tools. Although this is an early-stage project, we believe we have the potential to make a discovery that opens up new possibilities for gold and critical metals exploration. We also think that using new technologies and aggressively exploring we could unlock mineral systems relatively quickly.

Pursuant to the agreement, Seabridge purchased 100% of the project for US$300,000 and additional milestone payments totalling up to US$2.55 million upon successful completion of specific goals. Orogen will retain a 2.5% net smelter return ("NSR") royalty on the existing claims (subject to a partial buy down) and a 0.5% to 1% NSR royalty within a broader area of mutual interest.

The Gold Market: changing narrative

Please note that the information contained in this section expresses the views and opinions of Seabridge management and is not intended as investment advice. Seabridge is not licensed as an investment advisor.

Why is gold in a steep downturn? The problem is the prevailing narrative-markets believe rising inflation will be dealt with by an inflation-focused Federal Reserve implementing a traditional rate hike cycle which will increase real interest rates and strengthen the U.S. dollar, two potent headwinds for gold. At 2.6%, 10-year real yields have reached 2008 levels. The last time real yields were this high, the global financial system was about to fall apart. Gold corrected then, too.

Furthermore, the narrative claims the coming rate hike cycle will not cause a recession just as the 500 basis point hikes in 2022-3 did not. This is because, as celebrated economist David Rosenberg notes, the market thinks the business cycle has been repealed.  Instead, the now-forgotten truth is that $2T in pandemic inspired direct payments to individuals and small businesses fed the demand the rate hikes were meant to suppress and prevented a recession. This stimulus helped the gold price break to new highs.

We take note that Rosenberg and several other top economists we follow - such as Luke Gromen and Peter Boockvar - insist there will not be a full rate hike cycle as the market believes. One reason is the extraordinary economic importance of artificial intelligence (AI) spending and its supporting explosion in credit. Off balance sheet debt obligations by the key players now total about $4.29T, up from 'just' $1.8T in August. Terms are opaque to say the least and many of the credit instruments funding them are slipping below their issuance price.

AI companies account for about one third of the S&P 500 total market capitalization and about one third of US economic growth (nytimes.com/2026/10/28. Fed Chair Warsh was very clear at the October FOMC meeting that the Fed sees the economic significance of this sector. The stock market, the credit market, tax revenues and deficit projections depend upon AI spending. The distress now apparent in AI-related credit must not continue, much less worsen. Boockvar thinks a typical hiking cycle risks a major credit market dislocation with immediate impact on the stock market and economy.

There is another fundamental reason why a full rate hike cycle is not likely. Luke Gromen makes the argument that monetary policy no longer functions as it has traditionally because the debt load and related interest expense are too large for the supporting economy. The last rate hike did not pull-down yields on the long end of the curve as hoped while it accelerated the rise in Treasury interest expense.

The problem, says Gromen, is that the US is now fiscally dominant-fiscal policy is more powerful than monetary policy. Rate hikes raise real interest rates which, when they are positive, as they are now, move budgets further into deficits causing an increasing debt to GDP ratio. In a less indebted environment, say 10 years ago, this is not a serious issue but at the current US current debt to GDP ratio of 122%, this dynamic accentuates the difficulty and cost of government finance and creates a vicious spiral.

We agree with Gromen that the only way the US economy can sustain its current debt load for much longer is in a negative real rate environment where the nominal economy grows faster than the debt-exactly what Treasury Secretary Bessent has called for-and debt to GDP declines. This was Fed policy following the second World War and it required yield curve control to achieve it, holding the yield on the 10-year Treasury to 2.5% for nearly six years. Debt to GDP fell. We continue to think this policy response to the debt load will be needed again.

To conclude, we think there will likely be no rate hike in December, the narrative weighing on gold will break, the dollar will fall and gold will recover its momentum.

Financial Results

During the three-month period ended September 30, 2026 Seabridge posted net income of $6.7 million ($0.06 per share on both a basic and diluted basis) compared to a net loss of $32.3 million ($0.32 per share) for the same period last year. During the 3rd quarter, Seabridge invested $102.3 million to progress the KSM Project while a joint venture agreement is being pursued, compared to $52.8 million during the same period last year. At September 30, 2026, cash and cash equivalents were $56.3 million.

In July 2026, Seabridge arranged an unsecured, short-term loan from a strategic investor of up to US$100 million to support the significant investments we are making in our 2026 work programs at KSM. During Q3, Seabridge drew US$50 million on the loan facility. Subsequent to quarter end, on November 2, 2026, the Company drew the remaining US$50 million (approximately $70 million), fully utilizing the US$100 million facility. Subject to the terms of the loan agreement, the Company may elect to settle all or a portion of the principal and accrued interest in cash, common shares, or a combination thereof. Future funding for KSM remains an important consideration as the Company advances its joint venture negotiations for the Project with its preferred partner.

On Behalf of the Board of Directors,

Rudi P. Fronk

Chair and Chief Executive Officer

November 12, 2026